As filed with the Securities and Exchange Commission on February 17, 2011

No. 812-13772

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 2 TO APPLICATION FOR AN ORDER PURSUANT TO SECTION 6(c)

OF THE INVESTMENT COMPANY ACT OF 1940 GRANTING EXEMPTIONS FROM

SECTIONS 18(a) AND 61(a) OF THE ACT

PENNANTPARK INVESTMENT CORPORATION

PENNANTPARK SBIC GP, LLC

PENNANTPARK SBIC LP

and

PENNANTPARK INVESTMENT ADVISERS, LLC

590 Madison Avenue

15th Floor

New York, New York 10022

(212) 905-1000

All Communications, Notices and Orders to:

Arthur H. Penn

Chief Executive Officer

PennantPark Investment Corporation

590 Madison Avenue

15th Floor

New York, New York 10022

(212) 905-1000

Copies to:

David J. Harris

Thomas J. Friedmann

DECHERT LLP

1775 I Street, N.W.

Washington, D.C. 20006

February 17, 2011

UNITED STATES OF AMERICA

Before the

SECURITIES AND EXCHANGE COMMISSION

In the Matter of:	)
	)	AMENDMENT NO. 2 TO
PENNANTPARK INVESTMENT CORPORATION	)	APPLICATION FOR AN ORDER
PENNANTPARK SBIC GP, LLC	)	PURSUANT TO SECTION 6(c)
PENNANTPARK SBIC LP	)	OF THE INVESTMENT
and	)	COMPANY ACT OF 1940
PENNANTPARK INVESTMENT ADVISERS, LLC	)	GRANTING EXEMPTIONS
590 Madison Avenue	)	FROM SECTIONS 18(a) AND
15th Floor	)	61(a) OF THE ACT
New York, New York 10022)
(212) 905-1000)
)
File No. 812-13772)
Investment Company Act of 1940)

PennantPark Investment Corporation (the “Company”), PennantPark Investment Advisers, LLC (the “Investment Adviser”), PennantPark SBIC GP, LLC (the “General Partner”), PennantPark SBIC LP (“PennantPark SBIC,” collectively, the “Applicants”), hereby apply for an order (the “Order”) of the U.S. Securities and Exchange Commission (the “Commission”) pursuant to Section 6(c) of the Investment Company Act of 1940, as amended (the “1940 Act” ),1 granting exemptions from Sections 18(a) and 61(a).

In particular, the relief requested in this application (the “Application”) would permit the Company and any direct or indirect wholly owned subsidiary of the Company (each, a “Subsidiary” and, collectively, the “Subsidiaries”) that is licensed by the Small Business Administration (“SBA”) to operate under the Small Business Investment Act of 1958 (“SBIA”) as a small business investment company (“SBIC”) and relies on Section 3(c)(7) for an exemption

[1]	Unless otherwise indicated, all section references herein are to the 1940 Act.

from the definition of “investment company” under the 1940 Act (each an “SBIC Subsidiary” and, collectively, the “SBIC Subsidiaries”) to adhere to modified asset coverage requirements under Section 61.

All existing entities that currently intend to rely on the Order have been named as Applicants, and any other existing or future entities that may rely on the Order in the future would comply with the terms and condition of the Application.

I. GENERAL DESCRIPTION OF APPLICANTS

A. The Company

The Company was organized under the General Corporation Law of the State of Maryland on January 10, 2007 for the purpose of operating as an externally managed, non-diversified, closed-end management investment company that has elected to be regulated as a business development company (“BDC”)2 under the 1940 Act. In addition, the Company has made an election to be treated for tax purposes as a regulated investment company (“RIC”) under the Internal Revenue Code of 1986, as amended (the “Code”), and intends to continue to make such election in the future. The Company’s principal place of business is 590 Madison Avenue, 15th Floor, New York, New York 10022.

In connection with its initial public offering of common stock (the “IPO”), on January 19, 2007 the Company filed a registration statement on Form N-2 (File No. 333-140092) (the “N-2”) and a notice under Form N-6F to be subject to Sections 55 through 65 of the 1940 Act. This registration statement was declared effective on April 19, 2007. Also on April 19, 2007, the Company filed a registration statement on Form 8-A to register its common stock under Section

[2]

Section 2(a)(48) defines a BDC to be any closed-end investment company that operates for the purpose of making investments in securities described in Sections 55(a)(1) through 55(a)(3) of the 1940 Act and makes available significant managerial assistance with respect to the issuers of such securities.

12 of the Securities Exchange Act of 1934, as amended (the “1934 Act”). Accordingly, the Company is subject to the periodic reporting requirements under Section 13(a) of the 1934 Act. The Company’s common stock is listed on the NASDAQ Global Select Market and trades under the ticker symbol “PNNT”.

The Company operates as a BDC under the 1940 Act. The Company’s investment objectives are to generate both current income and capital appreciation through debt and equity investments primarily in U.S. middle-market private companies (defined as having annual revenues between $50 million and $ 1 billion) in the form of mezzanine debt, senior secured loans and equity investments. The Company considers its core assets, by value and investment focus, to consist of subordinated debt, second lien secured debt, senior secured debt and, to a lesser extent, equity investments. The Company seeks to create a diversified portfolio that includes mezzanine debt, senior secured loans and equity investments by investing approximately $10 to $50 million of capital, on average, in the securities of middle-market companies.

The board of directors of the Company (the “Board”) has five members, of which four members are not “interested persons” of the Company within the meaning of Section 2(a)(19). As of September 1, 2010, the Company had no employees and three officers. As discussed below, the Investment Adviser serves as the investment adviser to the Company.

B. PENNANTPARK SBIC

The Company directly owns 99% of PennantPark SBIC in the form of limited partnership interests. The General Partner, which is a Subsidiary of the Company, owns 1% of PennantPark SBIC in the form of a general partnership interest. The Company is the sole member of the General Partner. PennantPark SBIC was organized as a limited partnership under the laws of the state of Delaware on May 10, 2010, and received a license from the SBA on July 30, 2010 to operate as an SBIC. Since PennantPark SBIC’s inception, the General Partner has been the general partner of PennantPark SBIC, and the Company has acted as PennantPark SBIC’s manager and investment adviser. PennantPark SBIC is not registered under the 1940 Act as it relies on the exemption from the definition of investment company contained in Section 3(c)(7).

PennantPark SBIC has the same investment objective and strategies as the Company, as summarized above. As of September 1, 2010, PennantPark SBIC had originated approximately $14.5 million in debt and equity investments.

As an SBIC, PennantPark SBIC will be examined periodically by the SBA’s staff to determine its compliance with SBIC regulations. In addition, PennantPark SBIC will be audited on an annual basis by a third-party accounting firm. SBICs are designed to stimulate the flow of private equity capital to eligible small businesses. Under present SBA regulations, eligible small businesses include businesses that have a tangible net worth not exceeding $18 million and have average annual fully taxed net income not exceeding $6 million for the two most recent fiscal years. In addition, an SBIC must devote at least 25 percent of its investment activity to “smaller” concerns as defined by the SBA. A smaller concern is one that has a tangible net worth not exceeding $6 million and has average annual fully taxed net income not exceeding $2 million for the two most recent fiscal years. SBA regulations also provide alternative size criteria to determine eligibility, which depend on the industry in which the business is engaged and include such factors as number of employees and gross sales. According to SBA regulations, SBICs may make long-term loans to small businesses, invest in the equity securities of such businesses and provide them with consulting and advisory services. In addition to size criteria, SBA regulations also contain other limitations, including limits related to permitted industries, terms of investment, conflicts of interest and co-investments.

C. The Investment Adviser

The Investment Adviser was organized as a limited liability company under the laws of the state of Delaware on January 10, 2007. The Investment Adviser is the external investment adviser to the Company pursuant to an investment advisory management agreement dated April 17, 2007 (as re-approved from time to time by the Board, the “Investment Advisory Agreement”), between the Company and the Investment Adviser. The Investment Adviser is registered under the Investment Advisers Act of 1940, as amended.

D. The General Partner

The General Partner was organized as a limited liability company under the laws of the state of Delaware on May 10, 2010, and is a Subsidiary of the Company. The General Partner is the general partner of PennantPark SBIC. The managers of the General Partner are selected by the Company.

II. RELIEF TO OPERATE AS ONE COMPANY

A. Sections 6(c) and 18

1. Section 6(c)

Section 6(c) authorizes the Commission to exempt any person, security, or transaction or any class or classes of persons, securities, or transactions from any provision or provisions of the 1940 Act or any rule thereunder if, and to the extent that such exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the 1940 Act.

2. Section 18

Section 18(a) prohibits a registered closed-end investment company from issuing any class of senior security or selling any such security of which it is the issuer, unless it complies with the asset coverage requirements set forth in that Section. “Asset coverage” is defined in

Section 18(h) to mean, with respect to a class of senior security representing an indebtedness of an issuer, the ratio that the value of the total assets of an issuer, less all liabilities and indebtedness not represented by senior securities, bears to the aggregate amount of senior securities representing indebtedness of such issuer. Under the provisions of Section 18(a)(1)(A) of the 1940 Act, senior securities of closed-end investment companies representing indebtedness must have an asset coverage of 300 percent immediately after their issuance or sale. Section 61(a) of the 1940 Act applies Section 18 of the 1940 Act to a BDC to the same extent as if the BDC were a registered closed-end investment company, subject to certain exceptions. One of the exceptions provides that the asset coverage requirement of Section 18(a)(1)(A) applicable to BDCs is 200 percent.

Section 18(k) makes the asset coverage and other requirements of subparagraphs (A) and (B) of paragraph (1) of Section 18(a) inapplicable to investment companies operating under the SBIA. However, companies operating under the SBIA, such as SBIC Subsidiaries, are subject to the SBA’s substantial regulation of permissible leverage in their capital structure. An SBIC with outstanding SBA financial assistance may not incur any secured, third-party debt or refinance any debt with secured, third-party debt without prior written approval of the SBA. PennantPark SBIC and any other SBIC Subsidiary will be regulated by the SBA and operate under the SBIA. There will be no difference in the SBA’s regulation of PennantPark SBIC or other SBIC Subsidiaries due to the fact that it and any other SBIC Subsidiaries will not be registered under the 1940 Act or be BDCs.

3. Need for Relief

The Company is a closed-end investment company for purposes of Section 18 of the 1940 Act, which is made applicable to BDCs by Section 61(a) thereof. Since PennantPark SBIC is, and other SBIC Subsidiaries would be, Subsidiaries of the Company, the Company may be required to comply with the asset coverage requirements of Section 18(a) (as modified by Section 61(a) for BDCs) on a consolidated basis, because the Company may be deemed to be an indirect issuer of any class of senior security issued by PennantPark SBIC or another SBIC Subsidiary.3 Applying Section 18(a) (as modified by Section 61(a)) on a consolidated basis generally would require that the Company treat as its own all assets held directly either by itself, by PennantPark SBIC, or by another SBIC Subsidiary and also to treat as its own any liabilities of the Company, PennantPark SBIC and the other SBIC Subsidiaries (with intercompany receivables and liabilities eliminated).

4. Requested Order

Solely for the purposes of the requested relief, and only for such purposes, the Applicants wish to treat PennantPark SBIC and any other SBIC Subsidiaries as if each were a BDC subject to Sections 18 and 61 of the 1940 Act. Accordingly, the Applicants respectfully request on behalf of themselves and any other SBIC Subsidiaries an Order of the Commission, pursuant to Section 6(c) of the 1940 Act exempting the Company from the provisions of Section 18(a), as modified by Section 61(a), such that senior securities issued by each SBIC Subsidiary that would be excluded from its individual asset coverage ratio by Section 18(k) if it were itself a BDC would also be excluded from the Company’s consolidated asset coverage ratio. The Applicants believe that the Order requested in this Application would, if granted, be consistent with orders issued by the Commission pursuant to Section 6(c) of the 1940 Act in the past.

[3]

Although the Company does not concede that it is an indirect issuer of any class of senior security issued by PennantPark SBIC or another SBIC Subsidiary, the Company’s 100% ownership and control of PennantPark SBIC could cause the Company to be deemed to be an indirect issuer of securities issued by PennantPark SBIC. We note in this respect that for certain purposes under the Securities Act of 1933 (“Securities Act”) an issuer includes any person that controls the issuer. See Securities Act Section 2(a)(11) and Securities Act Rule 140.

D. Condition

The Applicants agree that any Order granting the requested relief will be subject to the following condition:

1. The Company shall not issue or sell any senior security, and the Company shall not cause or permit PennantPark SBIC or any other SBIC Subsidiary to issue or sell any senior security of which the Company, PennantPark SBIC or any other SBIC Subsidiary is the issuer except to the extent permitted by Section 18 (as modified for BDCs by Section 61) of the 1940 Act; provided that, immediately after the issuance or sale by any of the Company, PennantPark SBIC or any other SBIC Subsidiary of any such senior security, the Company, individually and on a consolidated basis, shall have the asset coverage required by Section 18(a) of the 1940 Act (as modified by Section 61(a)). In determining whether the Company has the asset coverage on a consolidated basis required by Section 18(a) of the 1940 Act (as modified by Section 61(a)), any senior securities representing indebtedness of PennantPark SBIC or another SBIC Subsidiary shall not be considered senior securities and, for purposes of the definition of “asset coverage” in Section 18(h), shall be treated as indebtedness not represented by senior securities.

III. Procedural Matters

A. Communications

Please address all communications concerning this Application and the Notice and Order to:

Arthur H. Penn

Chief Executive Officer

PennantPark Investment Corporation

590 Madison Avenue

15th Floor

New York, New York 10022

(212) 905-1000

Please address any questions and a copy of any communications concerning this Application, the Notice and the Order to:

David J. Harris

Thomas J. Friedmann

DECHERT LLP

1775 I Street, N.W.

Washington, D.C. 20006

B. Authorizations

Pursuant to Rule 02-(c) under the Act, Applicants hereby state that the Company, by resolutions duly adopted by its Board on May 4, 2010 (attached hereto as Exhibit A), has authorized its officers to cause to be prepared and to execute and file with the Commission this Application and any amendment thereto under Section 6(c) of the Act for an order granting exemptions from Sections 18(a) and 61(a) of the Act. The Board also authorized the filing of this Application on behalf of its Subsidiaries: PennantPark SBIC and the General Partner. Each person executing the Application on behalf of the Company, the Subsidiaries and the Adviser says that he has duly executed the Application for and on behalf of the Company, Subsidiaries or the Adviser; that he is authorized to execute the Application pursuant to the terms of an operating agreement, management agreement or otherwise; and that all actions by members, directors or other bodies necessary to authorize each deponent to execute and file the Application have been taken.

The Applicants have caused this Application to be duly signed on their behalf on the 17th day of February, 2011.

PENNANTPARK INVESTMENT CORPORATION

By:	/S/ ARTHUR H. PENN
Name:	Arthur H. Penn
Title:	Chief Executive Officer

PENNANTPARK SBIC GP, LLC

By:	/S/ ARTHUR H. PENN
Name:	Arthur H. Penn
Title:	Authorized Officer

PENNANTPARK SBIC LP

By:	/S/ ARTHUR H. PENN
Name:	Arthur H. Penn
Title:	Authorized Officer

PENNANTPARK INVESTMENT ADVISERS, LLC

By:	/S/ ARTHUR H. PENN
Name:	Arthur H. Penn
Title:	Managing Member

VERIFICATION

The undersigned states that he has duly executed the foregoing Application, dated February 17, 2011, for and on behalf of PennantPark Investment Corporation, PennantPark SBIC GP, LLC, PennantPark SBIC LP and PennantPark Investment Advisers, LLC, as the case may be, that he holds the office with such entity as indicated below and that all actions by the directors, stockholders, general partners, trustees or members of each entity, as applicable, necessary to authorize the undersigned to execute and file such instrument has been taken. The undersigned further states that he is familiar with such instrument and the contents thereof and that the facts set forth therein are true to the best of his knowledge, information and belief.

PENNANTPARK INVESTMENT CORPORATION

By:	/S/ ARTHUR H. PENN
Name:	Arthur H. Penn
Title:	Chief Executive Officer

PENNANTPARK SBIC GP, LLC

By:	/S/ ARTHUR H. PENN
Name:	Arthur H. Penn
Title:	Authorized Officer

PENNANTPARK SBIC LP

By:	/S/ ARTHUR H. PENN
Name:	Arthur H. Penn
Title:	Authorized Officer

PENNANTPARK INVESTMENT ADVISERS, LLC

By:	/S/ ARTHUR H. PENN
Name:	Arthur H. Penn
Title:	Managing Member

EXHIBIT A

Resolutions of the Board of Directors

RESOLVED, that the officers of the Company shall be, and each of them hereby is, authorized and empowered, by and on behalf of the Company, and in its name, to execute and cause to be filed with the U.S. Securities and Exchange Commission any applications for exemptive relief, and any amendments deemed necessary or appropriate thereto, and any related documents, including but not limited to requests for no-action relief or interpretative positions under the Investment Company Act of 1940, as amended (the “1940 Act”), or any other applicable federal or state securities law, as such officers, in their sole discretion, deem necessary or appropriate to effect such actions or pursue such activities or transactions of the Company as are duly authorized; and be it

FURTHER RESOLVED, that the officers of the Company shall be, and each of them hereby is, authorized and empowered, on behalf of the Company as the sole member of the PennantPark SBIC GP, LLC (the “General Partner”) and in its name, to execute and cause to be filed with the U.S. Securities and Exchange Commission any applications for exemptive relief, and any amendments deemed necessary or appropriate thereto, and any related documents, including but not limited to requests for no-action relief or interpretative positions under the 1940 Act, or any other applicable federal or state securities law, as such officers, in their sole discretion, deem necessary or appropriate to effect such actions or pursue such activities or transactions of the General Partner as are duly authorized; and be it

FURTHER RESOLVED, that the officers of the Company shall be, and each of them hereby is, authorized and empowered, on behalf of the Company as the sole member of the General Partner of PennantPark SBIC LP and in its name, to execute and cause to be filed with the U.S. Securities and Exchange Commission any applications for exemptive relief, and any amendments deemed necessary or appropriate thereto, and any related documents, including but not limited to requests for no-action relief or interpretative positions under the 1940 Act, or any other applicable federal or state securities law, as such officers, in their sole discretion, deem necessary or appropriate to effect such actions or pursue such activities or transactions of PennantPark SBIC LP as are duly authorized.